UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Insignia Systems, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Jacob Haft Ma-Weaver Cable Car Capital LLC 1449 Washington Street #6 San Francisco, California 94109 (415) 857-1965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45765Y105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
865,529
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
865,529
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
865,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

Item 1.	Security and Issuer

This security to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of Insignia Systems, Inc. (the “Issuer”), whose principal executive offices are located at 8799 Brooklyn Boulevard, Minneapolis, Minnesota 55445.

Item 2.	Identity and Background
(a)	This statement is being filed by Cable Car Capital LLC, a California limited liability company (the “Reporting Person”) with respect to Shares beneficially owned and held of record by managed accounts for which the Reporting Person serves as investment adviser with full discretionary authority. Jacob Haft Ma-Weaver, a United States citizen, is the Managing Member of the Reporting Person.
(b)	The principal business address for the Reporting Person is 1449 Washington Street #6, San Francisco, California 94109.
(c)	The Reporting Person is an investment adviser registered with the state securities authority of California. Its principal business is the management of separate investment accounts on behalf of clients. Mr. Ma-Weaver has sole discretionary authority over the accounts managed by the Reporting Person.
(d)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this amended Schedule 13D relates were acquired for an aggregate purchase price of approximately $1,819,883 inclusive of brokerage commissions. Funds for the purchase were obtained from the available capital of separate accounts managed by the Reporting Person. Although the accounts have the ability to obtain margin loans in the ordinary course of business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The purpose of this amendment is to disclose the acquisition of securities in an amount equal to one percent or more of the class since the filing of the initial statement on March 13, 2017. There is no change in the Reporting Person's previously disclosed intentions to report.

Item 5.	Interest in Securities of the Issuer
(a)	The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 11,660,817 shares outstanding, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on May 4, 2017.
(b)	Cable Car Capital LLC has sole voting and dispositive power over the shares reported herein.
(c)	The table below sets forth transactions during the past sixty days in accounts currently managed by the Reporting Person. The price per share is a weighted average price, inclusive of brokerage commissions, across multiple transactions on the open market.

Date of Purchase	Shares of Common Stock	Price Per Share ($)
March 24, 2017	100	$1.4067
March 29, 2017	2,251	$1.4331
April 6, 2017	9,206	$1.4067
April 10, 2017	5,190	$1.3243
April 11, 2017	3,418	$1.3276
April 13, 2017	2,676	$1.3160
April 18, 2017	100	$1.3170
April 19, 2017	14,743	$1.2807
April 21, 2017	8,117	$1.2807
April 25, 2017	4,944	$1.2544
April 26, 2017	3,335	$1.2506
April 27, 2017	5,468	$1.1704
April 28, 2017	4,200	$1.1652
May 4, 2017	24,641	$1.0976
May 10, 2017	16,100	$1.0516
May 11, 2017	100	$1.0511
May 12, 2017	100	$1.0511
May 15, 2017	3,481	$1.0516
May 16, 2017	7,933	$1.0467
May 17, 2017	15,101	$1.0024
May 18, 2017	3,201	$0.9583
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2017
Dated
/s/ Jacob Ma-Weaver
Signature
Jacob Ma-Weaver/Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).